Exhibit 99.1

News Release

December 18, 2012

BC Supreme Court approves TELUS share exchange

Court declares the exchange fair and reasonable and rejects Mason Capital’s appeals

Vancouver — The Supreme Court of British Columbia today approved TELUS’ proposal to exchange its non-voting shares for common shares on a one-for one basis. In a 125 page written decision, the court concluded that the exchange was fair and reasonable and rejected New York hedge fund Mason Capital’s arguments and appeals made in opposing the proposal.

The court decision stated: “The Arrangement has arisen through a robust process that has been independently and favourably reviewed. The benefits to be achieved by the Arrangement are real and substantial.” It continues, “All evidence on this application points to the conclusion that the Arrangement which has been proposed to the Non-Voting Shareholders is fair and reasonable…importantly, the shareholders, including the Common Shareholders who have a real economic interest in TELUS, overwhelmingly support the Arrangement.” The judge went on to state that “…Mason’s arguments display a lack of regard for the overall circumstances relating to TELUS and its shareholders, which are to be considered by this Court in the context of this fairness hearing. As I have earlier stated, Mason can hardly be considered a spokesman for the Common Shareholders when its strategy will result in a loss of value to the other Common Shareholders…Mason’s opposition must be viewed through the lens of its unique strategy, which has nothing to do with the well-being of TELUS and its shareholders…”

“This decision is positive for TELUS shareholders and supports the overwhelming approval expressed by them at our October 17 shareholder meeting,” said Darren Entwistle, TELUS President and CEO. “This decision confirms our proposal is fair and beneficial to all shareholders, is widely supported by shareholders with a true economic stake in our company and is consistent with the principles of good corporate governance. We look forward to completing the share exchange in the near future and moving forward with a share structure that supports excellent corporate governance, share marketability, and enhanced trading performance as a single share class. I would like to thank all of our committed shareholders for their support in this process.”

Mr. Entwistle added “the decision furthers TELUS’ strategy of enhancing shareholder value, as it will increase liquidity and marketability of all TELUS shares. Since TELUS originally announced the proposal on February 21, the value of both share classes have been far stronger than the stock market index and TELUS’ peers, in part reflecting strong support from holders of both TELUS non-voting and common shares. As of December 18, TELUS’ non-voting share price was up 20 per cent since the original announcement was made in February of 2012, while the common share price was up 16 per cent — about $3 billion in new shareholder value. During the same period the TSX has declined two per cent.

“At the core of enhancing shareholder value over many years have been our excellent financial and operational results which are driving the ability for us to deliver on our dividend growth model. We have delivered globally-leading shareholder returns amongst all of our peers retrospectively, and we believe we have the strategy and team to continue to do it prospectively,” Mr. Entwistle said. “Today’s positive court decision augments our momentum in this regard.”

On October 17, TELUS shareholders voted decisively in favour of TELUS’ share exchange proposal, with more than 81 per cent of total shares voted in favour despite Mason Capital’s opposition. At the meeting, 62.9 per cent of common shares voted were in favour of the share exchange, as well as 99.5 per cent of non-voting shares voted. Excluding Mason’s voting block, 84.4 per cent of common shares voted were in favour of the proposal. The B.C. Supreme Court held a hearing from November 7 to 9 to consider the final approval of the share exchange and Mason appeals.

In accordance with the terms of the Court’s decision, TELUS must wait at least five business days before it proceeds with the share exchange. If Mason does not file an appeal and obtain a further stay during that period, TELUS will proceed to complete the share exchange process, including setting an effective time for the share exchange. It will then likely take an additional two weeks to complete the listing and delisting of shares on the stock exchanges. TELUS common shares will be listed on the New York Stock Exchange for the first time and the non-voting shares will be delisted from the Toronto Stock Exchange and the New York Stock Exchange.

Forward looking statement: This news release contains statements about expected future events of TELUS that are forward-looking. By their nature, forward-looking statements require the Company to make assumptions and predictions and are subject to inherent risks and uncertainties. There can be no assurance that the final court order in respect of the share exchange will not be overturned on appeal or that the associated benefits for TELUS shareholders will be realized. There is significant risk that the forward-looking statements will not prove to be accurate including realization of the benefits associated with the dividend growth model and future shareholder returns. Readers are cautioned not to place undue reliance on forward-looking statements as a number of factors could cause actual future events to differ materially from that expressed in the forward-looking statements. Except as required by law, TELUS disclaims any intention or obligation to update or revise forward-looking statements.

About TELUS

TELUS (TSX: T, T.A; NYSE: TU) is a leading national telecommunications company in Canada, with $10.8 billion of annual revenue and 13.0 million customer connections including 7.6 million wireless subscribers, 3.4 million wireline network access lines, 1.3 million Internet subscribers and more than 635,000 TELUS TV customers. Led since 2000 by President and CEO, Darren Entwistle, TELUS provides a wide range of communications products and services including wireless, data, Internet protocol (IP), voice, television, entertainment and video.

In support of our philosophy to give where we live, TELUS, our team members and retirees have contributed more than $260 million to charitable and not-for-profit organizations and volunteered 4.2 million hours of service to local communities since 2000. Fourteen TELUS Community Boards lead TELUS’ local philanthropic initiatives. TELUS was honoured to be named the most outstanding philanthropic corporation globally for 2010 by the Association of Fundraising Professionals, becoming the first Canadian company to receive this prestigious international recognition.

For more information about TELUS, please visit telus.com.

For media inquiries, please contact:

Shawn Hall

TELUS Social and Media Relations

604-619-7913

shawn.hall@telus.com

For investor inquiries, please contact:

Darrell Rae

TELUS Investor Relations

604-697-8192

ir@telus.com